UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

Commission File Number 000-19932

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIV' INTERNATIONAL, INC.

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliv International, Inc.

136 Chesterfield Industrial Boulevard

Chesterfield, Missouri 63005

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 17, 2015	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President
of Reliv’ International, Inc., Trustee

Financial Statements and Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Years Ended December 31, 2014 and 2013

Reliv International, Inc. 401(k) Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Report of Independent

Registered Public Accounting Firm

Plan Trustees

Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Reliv International, Inc. 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2014 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri

June 17, 2015

Reliv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Assets
Cash	$188,036	$27,781
Investments, at fair value:
Mutual funds	7,781,307	7,420,924
Reliv International, Inc. common stock	361,319	894,381
Collective investment trust — stable value fund	1,283,423	2,120,087
Collective investment trust funds	1,159,076	942,959
Total investments	10,585,125	11,378,351

Receivables
Participant notes receivable	156,963	232,618

Total assets	10,930,124	11,638,750

Liabilities
Excess contributions payable	5,829	24,866

Net assets reflecting all investments at fair value	10,924,295	11,613,884

Adjustments from fair value to contract value for investment in collective investment trust relating to fully benefit-responsive investment contracts	(4,140)	(7,357)
Net assets available for benefits	$10,920,155	$11,606,527

See the accompanying notes to financial statements.

2

Reliv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2014	2013
Additions to net assets attributed to:
Contributions:
Company	$98,953	$144,659
Participants	570,936	570,802
Total contributions	669,889	715,461

Deductions from net assets attributed to:
Withdrawals to participants	1,409,947	452,804
Administrative expenses	35,891	30,775
Total deductions	1,445,838	483,579

Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	(409,554)	1,879,723
Interest and dividends	499,131	415,422
Net investment income	89,577	2,295,145

Net increase (decrease) in net assets available for benefits	(686,372)	2,527,027
Net assets available for benefits:
Beginning of year	11,606,527	9,079,500
End of year	$10,920,155	$11,606,527

See the accompanying notes to financial statements.

3

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plan

The following description of the Reliv International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2009.

General

The Plan is a defined contribution plan covering all eligible employees of Reliv International, Inc. (the Company) who have completed one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan’s asset custodian is Charles Schwab Bank.

Contributions

Each year participants may contribute from 1% to 50% of eligible compensation, as defined in the Plan agreement. The Plan provides for discretionary matching contributions. For the first nine months of the year ended December 31, 2014, the Company contributed on behalf of each participant 25% of the first 15% of the participant’s eligible compensation contributed. For the last three months of the year ended December 31, 2014, the Company contributed 10% of the first 15% of the participant’s eligible compensation contributed. During the year ended December 31, 2013, the Company contributed on behalf of each participant 25% of the first 15% of the participant’s eligible compensation contributed. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable Internal Revenue Service (IRS) limitations.

Upon enrollment, a participant may direct their contributions and any allocated Company contributions to any of the Plan’s investment options, which include Company common stock, various mutual funds, and various collective investment trusts.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of continuous service, as defined in the Plan agreement. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service.

4

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Vesting (continued)

Forfeitures arising from non-vested accounts at the time of termination are used to reduce future Company contributions to the Plan. Forfeited amounts available for future use were $318 and $16,692 at December 31, 2014 and 2013, respectively. Forfeitures used to offset Company contributions were $22,597 and $-0- during the years ended December 31, 2014 and 2013, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution and allocations of Plan earnings and administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Notes Receivables

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 30 years for the purchase of a primary residence. The loans mature between 2015 and 2036. The loans are secured by the balance in the participants’ account and bear interest at rates ranging from 4.25% to 8.25%, commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Terminated employees may pay off the loan in full at time of separation or they may receive a deemed distribution.

Payment of Benefits

Upon termination of service or attainment of Normal Retirement Age, as defined in the Plan agreement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or if applicable to the participant’s account balance, a distribution of Company common stock.

Participants may also take in-service distributions upon reaching Normal Retirement Age or experiencing a qualifying financial hardship, as defined in the Plan agreement.

5

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value

The Plan’s investments are stated at fair value under the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurements and Disclosures, as amended. FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

6

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value as determined by Charles Schwab Bank, the Custodian. The shares of the Company’s common stock are valued at the closing price as quoted on the NASDAQ Global Select Market for the last business day of the year. Shares in mutual funds are valued at net asset value (NAV) based on the closing price for the last business day of the year.

Stable Value Fund: The Plan invests in the Federated Capital Preservation Fund (FCPF); a collective investment trust. FCPF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the Plan’s interest in FCPF is valued at NAV based on information reported by the issuer of the collective investment trust at year-end. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. The contract value of FCPF represents contributions plus earnings, less participant withdrawals and administrative expenses. The statements of changes in net assets available for benefits is prepared on a contract value basis.

Target Date Funds: The Plan invests in collective investment trust funds in which the primary objective is to approximate the risk and return of a custom benchmark comprised of various industry published equity, fixed income, commodity, and inflation investment return indexes, as adjusted for target retirement dates associated with each particular fund. Accordingly, the funds may invest in a variety of asset classes, including, but not limited to, domestic and international equity, global real estate, commodities, intermediate-term bond, inflation-protected bond (U.S. TIPS) and cash equivalents. The Plan does not have any unfunded commitments relating to its investments or any significant restrictions on redemptions.

Diversified Allocation Funds: The Plan invests in collective investment trust funds (the “Inceptus funds”) in which the primary objective of the various funds is to offer an investor investment “risk” ranging from conservative to aggressive. The Inceptus funds, as a group, seek to offer a varying degree of principal preservation, reduced volatility, and opportunity for growth. Each fund focuses on asset allocation as the driver of its long-term performance and will utilize a combination of mutual funds, exchange traded funds, and other pooled funds as the underlying investments. The Plan does not have any unfunded commitments relating to their investments or any significant restrictions on redemptions.

7

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition (continued)

The fair value of the Plan’s interest in the each of the Target Date and Diversified Allocation funds is valued at NAV based on information reported by the issuer of the fund at year end. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. Excess employee contributions of $5,829 relating to Plan year 2014 were payable at December 31, 2014 and were paid in 2015. Excess employee contributions of $24,866 relating to Plan year 2013 were payable at December 31, 2013 and were paid in 2014.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for financial advisory fees and participant loan initiation and record-keeping fees, which are charged to the applicable participants.

Payment of Benefits

Benefits are recorded when paid.

Participant Notes Receivable

Participant notes receivable are measured at unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan agreement.

8

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

All investments are participant directed.

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2014 and 2013 are summarized as follows:

	December 31
	2014	2013
Mutual funds:
T Rowe Price Blue Chip Growth Fund	$1,608,868	$1,676,595
PIMCO Total Return INSTL Class Fund	Less than 5%	952,376
Reliv International, Inc. common stock	Less than 5%	894,381
Dodge & Cox Stock Fund	1,026,999	869,849
Dodge & Cox Income Fund	998,883	Less than 5%
Black Rock Sm Cap Growth Equity Instl Fund	591,246	Less than 5%
Vanguard 500 Index Admiral Fund	547,919	Less than 5%
Westcore Small Cap Value Inst Fund	574,884	Less than 5%
Collective investment trust funds:
Federated Capital Preservation Fund	1,283,423	2,112,730
Inceptus Moderately Aggressive Fund	636,079	Less than 5%

9

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2014 and 2013, respectively:

		Fair Value Measurements
		Unadjusted	Signficant
		Quoted Prices	Other	Signficant
	Total	in Active	Observable	Unobservable
	Carrying	Markets	Inputs	Inputs
Description	Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2014:

Mutual funds:
Large cap funds	$3,183,786	$3,183,786	$-	$-
Mid cap funds	916,487	916,487	-	-
Small cap funds	1,168,477	1,168,477	-	-
International funds	1,023,874	1,023,874	-	-
Fixed income funds	1,087,669	1,087,669	-	-
Other mutual funds	401,014	401,014	-	-
Total mutual funds	7,781,307	7,781,307	-	-

Collective investment trust funds: (a)
Stable value fund	1,283,423	-	1,283,423	-
Diversified allocation funds	851,611	-	851,611	-
Target date funds	307,465	-	307,465	-
Total collective investment trust funds	2,442,499	-	2,442,499	-
Reliv International, Inc. stock	361,319	361,319	-	-
	$10,585,125	$8,142,626	$2,442,499	$-

December 31, 2013:

Mutual funds:
Large cap funds	$3,024,584	$3,024,584	$-	$-
Mid cap funds	806,550	806,550	-	-
Small cap funds	1,120,664	1,120,664	-	-
International funds	1,084,539	1,084,539	-	-
Fixed income funds	1,023,242	1,023,242	-	-
Other mutual funds	361,345	361,345	-	-
Total mutual funds	7,420,924	7,420,924	-	-

Collective investment trust funds: (a)
Stable value fund	2,120,087	-	2,120,087	-
Diversified allocation funds	703,565	-	703,565	-
Target date funds	239,394	-	239,394	-
Total collective investment trust funds	3,063,046	-	3,063,046	-
Reliv International, Inc. stock	894,381	894,381	-	-
	$11,378,351	$8,315,305	$3,063,046	$-

(a) Participants may execute redemptions daily with no restrictrions.

10

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During the years ended December 31, 2014 and 2013, the Plan’s investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value
	2014	2013

Mutual funds	$43,865	$1,394,151
Collective investment trust funds	57,162	15,042
Reliv International, Inc. common stock	(510,581)	470,530
	$(409,554)	$1,879,723

Total cash dividends related to the Reliv International, Inc. common stock were $-0- and $9,344 during the years ended December 31, 2014 and 2013, respectively, and are included in interest and dividends on the statements of changes in net assets available for benefits.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the IRS dated March 31, 2008, stating that the form of the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the date of the opinion letter; however, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

11

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements With Form 5500

The following is a reconciliation of the net assets available for benefits, contributions, and participant withdrawals per the financial statements to the related Form 5500.

	December 31
	2014	2013

Net assets available for benefits per the financial statements	$10,920,155	$11,606,527
Excess contributions payable per the financial statements	5,829	24,866
Benefits payable per the Form 5500	(193,591)	-
Net assets available for benefits per the Form 5500	$10,732,393	$11,631,393

	Years Ended December 31
	2014	2013

Participant contributions per the financial statements	$570,936	$570,802
Excess contributions	5,829	24,866
Participant contributions per the Form 5500	$576,765	$595,668

12

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements With Form 5500 (continued)

	Years Ended December 31
	2014	2013

Withdrawals to participants per the financial statements	$1,409,947	$452,804
Excess contributions payable at prior year end	24,866	28,548
Benefits payable per the Form 5500	193,591	-
Benefits payable at prior year end per the Form 5500	-	(4,992)
Withdrawals to participants and corrective distributions per the Form 5500	$1,628,404	$476,360

13

Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 37-1172197, Plan No. 002

December 31, 2014

Identity of Issuer	Description of Investment	Current Value
	Mutual Fund
T Rowe Price Blue Chip Growth	23,917 shares	$1,608,868
Black Rock Sm Cap Growth Equity Instl	31,977 shares	591,246
Dodge & Cox Income Fund	72,488 shares	998,883
Dodge & Cox Stock Fund	5,676 shares	1,026,999
Harbor International Growth Instl	41,581 shares	508,955
Voya Global Real Estate Cl I	19,735 shares	401,014
JP Morgan Mid Cap Value Instl SHS	12,214 shares	453,744
Prudential Jennison Mid Cap Growth Q	10,660 shares	458,726
Vanguard Inflation Protected SEC Admir	3,432 shares	88,786
Vanguard Mid Cap Index Fund Admiral	26 shares	4,017
Vanguard Small Cap Index Admiral	42 shares	2,347
Vanguard Total Intl Stk Index Admiral	19,805 shares	514,919
Vanguard 500 Index Admiral	2,885 shares	547,919
Westcore Small Cap Value Inst	42,679 shares	574,884
	Collective Investment Trust
Inceptus Aggressive Fund	8,348 units	105,692
Inceptus Conservative Fund	2,288 units	24,440
Inceptus Moderate Fund	7,256 units	85,400
Inceptus Moderately Aggressive Fund	52,395 units	636,079
Schwab Index Retirement TR Fund 2015	671 units	11,530
Schwab Index Retirement TR Fund 2020	2,422 units	44,184
Schwab Index Retirement TR Fund 2025	495 units	9,555
Schwab Index Retirement TR Fund 2030	402 units	8,022
Schwab Index Retirement TR Fund 2035	9,807 units	204,770
Schwab Index Retirement TR Fund 2040	59 units	1,244
Schwab Index Retirement TR Fund 2045	1,298 units	28,088
Schwab Index Retirement TR Fund 2050	3 units	72
Federated Capital Preservation Fund	127,928 units	1,279,283

Reliv International, Inc.*	308,820 shares, Company common stock	361,319
Various participants*	Participant loans, interest rates of 4.25% to 8.25%, maturing between 2015 and 2036	156,963
		$10,737,948

*Represents an allowable party-in-interest.

14

INDEX TO EXHIBIT

Exhibit No.	Description

23.	Consent of Independent Registered Public Accounting Firm